EXHIBIT 12

CALIFORNIA RESOURCES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated and combined financial statements, including the notes to those statements.

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014(a)	2013	2012
(Loss) income before income taxes (b)(c)	$5	$(268)	$201	$(5,476)	$(2,421)	$1,447	$1,181
Add (deduct):
Net income attributable to noncontrolling interest	—	—	—	—	—	—	—
Interest and debt expense, net	167	148	328	326	72	—	—
Portion of lease rentals representative of the interest factor	2	2	4	4	3	4	4
Earnings (loss) before fixed charges	$174	$(118)	$533	$(5,146)	$(2,346)	$1,451	$1,185

Fixed charges:
Interest and debt expense, net, including capitalized interest	$168	$150	$330	$335	$76	$—	$—
Portion of lease rentals representative of the interest factor	2	2	4	4	3	4	4
Total fixed charges	$170	$152	$334	$339	$79	$4	$4

Ratio of earnings to fixed charges	1.0	n/a	1.6	n/a	n/a	363	296

Insufficient coverage	$—	$270	$—	$5,485	$2,425	$—	$—

(a)
Note: Had we been a stand-alone company for the full year 2014, and had the same level of debt throughout the year as we did on December 31, 2014, of approximately $6.4 billion, we would have incurred $314 million of pre-tax interest expense, on a pro-forma basis, for the year ended December 31, 2014, compared to the $72 million pre-tax interest expense reported on our statement of operations for the year then ended. Therefore, the insufficient coverage on a pro-forma basis would have been approximately $2,667 million.

(b)
The six months ended June 30, 2017 amount includes unusual and infrequent items consisting of $110 million of non-cash derivative gains on outstanding hedges, $21 million of gains from asset divestitures, $4 million of net gains on the early extinguishment of debt and $9 million of other unusual and infrequent charges. Excluding these items, our earnings before fixed charges for the six months ended June 30, 2017 would have been approximately $48 million. Therefore, the insufficient coverage would have been approximately $122 million. The six months ended June 30, 2016 amount includes unusual and infrequent items consisting of $218 million of non-cash derivative losses on outstanding hedges, $133 million of net gains on the early extinguishment of debt, $31 million of gains from asset divestitures and $27 million of other unusual and infrequent charges. Excluding these items, our loss before fixed charges for the six months ended June 30, 2016 would have been approximately $37 million. Therefore, the insufficient coverage would have been approximately $189 million.

(c)
The year ended December 31, 2016 amount includes unusual and infrequent items consisting of $805 million of net gains on the early extinguishment of debt, $283 million of non-cash derivative losses on outstanding hedges, $30 million of gains from asset divestitures and $12 million deferred debt issuance cost write-off and $7 million, net, of other unusual and infrequent charges. Excluding these items, our loss before fixed charges for the year ended December 31, 2016 would have been approximately $0. Therefore, the insufficient coverage would have been approximately $334 million.

The year ended December 31, 2015 amount includes unusual and infrequent items consisting of $4.9 billion of asset impairments, $71 million of write-down of certain assets, $67 million of early retirement and severance costs, $11 million of rig termination and other costs and $8 million of debt transactions costs, partially offset by $52 million of non-cash derivative gains. Excluding these items, our loss before fixed charges for the year ended December 31, 2015 would have been approximately $189 million. Therefore, the insufficient coverage would have been approximately $528 million.

The December 31, 2014 amount includes non-cash, unusual and infrequent items consisting of $3.4 billion of asset impairments, $52 million of rig termination and other price-related costs, and $55 million of Spin-off and transition related costs. Excluding these items, our earnings before fixed charges for the year ended December 31, 2014 would have been approximately $1.2 billion, and the ratio of earnings to fixed charges would have been 14.7.